Group Zorro Inc
Profit & Loss
Accrual Basis **January through December 2025**

		Jan - Dec 25
Income		
Commission income		63,943.97
Sales Income		106,098.87
Services Income		505,515.73
Total Income		675,558.57
Cost of Goods Sold		
COGS - Purchase		46,136.54
Total COGS		46,136.54
Gross Profit		629,422.03
Expense		
Advertising and Promotion		28,531.09
Automobile Expenses		800.00
Bank Service Charges		2,495.58
Brokerage Expense		10,000.00
Business Expenses		1,326.00
City tax payment		349.57
Cleaning Expense		3,340.00
Computer and Internet Expenses		117.12
Continuing Education		1,701.60
Dues and Subscriptions		2,700.67
Federal Tax		583.04
Filing Fees		8,865.75
Fuel & Gas		100.09
Insurance Expense		6,234.57
Interest Expense		1,170.10
Legal Fees		70.00
Meals and Entertainment		2,180.12
Medical Expenses		120.38
Merchant charges		4,919.42
Office Expense		5,427.55
Office Supplies		17,319.39
Payroll Expenses		
Employee Bonus	2,500.00	
payroll tax	31,823.73	
Wages	405,421.98	
Payroll Expenses - Other	1,910.70	
Total Payroll Expenses		441,656.41
Payroll processing fees		2,464.83
Postage and Delivery		20.95
Printing Expenses		740.80
Professional Fees		1,622.35
Rent Expense		102,783.81
Repairs and Maintenance		8,334.01
Sales Tax payment		4,593.17
Security Expenses		476.59
Shipping & Freight		873.87
Software Expense		10,367.72
State tax		30.00
Subcontractors		34.79
Taxes & license		1,855.52
Telephone Expenses		25,938.17
Travel Expenses		286.83
Utilities		21,300.72
Total Expense		721,732.58
Net Income		**-92,310.55**